Issuer Free Writing Prospectus
Pricing Term Sheet	Filed Pursuant to Rule 433
Dated July 23, 2013	Registration Statement No. 333-187240
Supplementing the Preliminary
Prospectus Supplement dated July 23, 2013
(To Prospectus dated March 13, 2013)

American Realty Capital Properties, Inc.
3.00% Convertible Senior Notes due 2018

The information in this pricing term sheet relates to American Realty Capital Properties, Inc.’s offering (the “Offering”) of its 3.00% Convertible Senior Notes due 2018 and should be read together with the preliminary prospectus supplement dated July 23, 2013 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the base prospectus dated March 13, 2013, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-187240.

Issuer:	American Realty Capital Properties, Inc., a Maryland corporation.
Ticker / Exchange for Common Stock:	ARCP / The NASDAQ Global Select Market (“NASDAQ”).
Securities Offered:	3.00% Convertible Senior Notes due 2018 (the “Notes”).
Aggregate Principal Amount Offered:	$300,000,000 aggregate principal amount of Notes (or $330,000,000 aggregate principal amount if the underwriters’ over-allotment option to purchase up to an additional $30,000,000 principal amount of Notes is exercised in full).
Maturity Date:	August 1, 2018, unless earlier repurchased, redeemed or converted.
Interest Rate:	3.00% per annum, accruing from the Settlement Date.
Interest Payment Dates:	February 1 and August 1 of each year, beginning on February 1, 2014.
Principal Amount per Note:	$1,000
Public Offering Price; Underwriting Discounts and Commissions:
The Notes are being offered to the underwriters at a price of $967.50 per Note (a discount of $32.50 from the principal amount per Note or $9,750,000 total discount from the aggregate principal amount), plus accrued interest, if any, from the Settlement Date. The Notes are being offered to the public at a price of $995 per Note, for a total of $298,500,000, plus accrued interest, if any, from the Settlement Date. The Issuer’s proceeds from the Offering (after underwriting discounts of $27.50 per Note from the public offering price (totaling $8,250,000) and before expenses) will equal $967.50 per Note, for a total of $290,250,000.
NASDAQ Last Reported Sale Price on July 23, 2013:	$14.54 per share of the Issuer’s common stock.
Conversion Premium:	Approximately 15% above the NASDAQ Last Reported Sale Price on July 23, 2013.
Initial Conversion Price:	Approximately $16.72 per share of the Issuer’s common stock.
Initial Conversion Rate:	59.8050 shares of the Issuer’s common stock per $1,000 principal amount of Notes.
Use of Proceeds:	The Issuer estimates that the net proceeds from the Offering will be approximately $289.2 million (or $318.2 million if the underwriters exercise their over-allotment option in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by the Issuer. The Issuer intends to use the net proceeds from the Offering (a) to repay outstanding indebtedness under its existing senior secured credit facility (which will increase its availability of funds under such credit facility) and (b) for other general corporate purposes which includes investing in properties in accordance with its investment objectives. The Issuer estimates that the expenses of the Offering payable by it, other than underwriting discounts and commissions, will be approximately $1.1 million.

Trade Date:	July 24, 2013
Settlement Date:	July 29, 2013
CUSIP:	02917T AA2
ISIN:	US02917TAA25
Joint Book-Running Managers:	J.P. Morgan Securities LLC Citigroup Global Markets Inc. Barclays Capital Inc. BMO Capital Markets Corp. KeyBanc Capital Markets Inc.
Co-Managers:	JMP Securities LLC Ladenburg Thalmann & Co. Inc. Realty Capital Securities, LLC
Redemption of Notes to Preserve REIT Status:
The Issuer may not redeem the Notes prior to the Maturity Date except to the extent but only to the extent necessary to preserve its status as a real estate investment trust (“REIT”) for U.S. federal income tax purposes. If the Issuer determines that it is necessary to redeem the Notes to preserve its status as a REIT, the Issuer may redeem for cash all or part of the Notes prior to the Maturity Date at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.
Adjustment to Conversion Rate Upon a Make-Whole Fundamental Change:
The following table sets forth the number of additional shares of the Issuer’s common stock, if any, to be added to the conversion rate per $1,000 principal amount of Notes for conversions in connection with a “make-whole fundamental change” (as defined in the Preliminary Prospectus Supplement):

	Stock Price
Effective Date	$14.54	$16.00	$17.00	$18.00	$19.00	$20.00	$22.00	$24.00	$26.00
July 29, 2013	8.9707	5.5247	3.8125	2.5209	1.5747	0.9117	0.2170	0.0175	0.0000
August 1, 2014	8.9707	6.2646	4.3938	2.9701	1.9116	1.1528	0.3148	0.0404	0.0000
August 1, 2015	8.9707	6.6899	4.6964	3.1810	2.0565	1.2495	0.3515	0.0496	0.0000
August 1, 2016	8.9707	6.5928	4.5226	2.9738	1.8518	1.0735	0.2631	0.0262	0.0000
August 1, 2017	8.9707	5.7593	3.6504	2.1664	1.1821	0.5783	0.0810	0.0000	0.0000
August 1, 2018	8.9707	2.6950	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	If the stock price is between two stock prices in the table above or the effective date is between two effective dates in the table above, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates based on a 365-day year, as applicable.

•	If the stock price is greater than $26.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

•	If the stock price is less than $14.54 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of Notes exceed 68.7757 shares of the Issuer’s common stock, subject to adjustment in the same manner as the conversion rate as set forth under “Description of notes—Conversion rights—Conversion rate adjustments” in the Preliminary Prospectus Supplement.

Ratio of Earnings to Fixed Charges:	The table under “Ratio of earnings to fixed charges” in the Preliminary Prospectus Supplement is replaced in its entirety by the following table:

	American Realty Capital Properties, Inc.						ARC Predecessor Companies(1)
	Period ended March 31,		Year ended December 31,		Period September 6, 2011 through December 31,		Period January 1, 2011 through September 5,		Year ended December 31,				Period June 5, 2008 through December 31,
	2013(3)(4)		2012(2)(3)		2011(1)(2)		2011		2010		2009(2)		2008
Ratio of Earnings to Fixed Charges	-19.04	x	-2.17	x	-0.90	x	0.33	x	0.31	x	-0.24	x	0.26	x

(1) Our IPO closed on September 6, 2011.

(2) The ratio of earnings to fixed charges was less than one-to-one for the three months ended March 31, 2013, the year ended December 31, 2012, the period from September 6, 2011 through December 31, 2011 and the year ended December 31, 2009. For the three months ended March 31, 2013, the total fixed charges were approximately $6.9 million and the total losses were approximately $131.0 million, resulting in a total deficiency of $137.9 million. For the year ended December 31, 2012, the total fixed charges were approximately $4.7 million and the total losses were approximately $1.9 million, resulting in a total deficiency of $6.6 million. For the period from September 6, 2011 through December 31, 2011, the total fixed charges were approximately $0.9 million and the total losses were approximately $0.8 million, resulting in a total deficiency of approximately $1.8 million. For the year ended December 31, 2009, the total fixed charges were approximately $7.0 million and the total losses were approximately $1.7 million, resulting in a total deficiency of approximately $8.6 million.

(3) On February 28, 2013, we merged with ARCT III. The ratios for this period are presented as if the companies were reporting on a combined basis. The ratio of earnings to fixed charges was less than one-to-one for the year ended December 31, 2012 for the combined company. For the year ended December 31, 2012, the total fixed charges were approximately $12.2 million and the total losses were approximately $26.5 million, resulting in a total deficiency of $38.7 million.

(4) Net loss used in calculation of ratio of earnings to fixed charges includes merger and other transaction related expenses of $137.8 million. Excluding this amount the ratio of earnings to fixed charges would be 0.98.

_____________________________

The Issuer has filed a registration statement (including the Preliminary Prospectus Supplement, dated July 23, 2013, and an accompanying prospectus, dated March 13, 2013) with the Securities and Exchange Commission, or SEC, for the Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained by contacting J.P. Morgan Securities LLC at the following address: c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 or by telephone at 1-866-803-9204, or Citigroup at the following address: c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 or by telephone at 1-800-831-9146.

This communication should be read in conjunction with the Preliminary Prospectus Supplement, dated July 23, 2013, and the accompanying prospectus, dated March 13, 2013. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus. Terms used but not defined herein have the meanings given in the Preliminary Prospectus Supplement.

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